Exhibit 99.1

Ucommune International Ltd. Announces Unaudited Fourth Quarter
and Full Year 2021 Financial Results

Beijing, May 10, 2022 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

●	Net revenues were RMB303.0 million (US$47.5 million), representing an increase of 8.7% from the fourth quarter of 2020.

●	Net loss was RMB1,697.6 million (US$266.4 million), compared with RMB149.1 million in the fourth quarter of 2020.

●	Adjusted net loss[1], which excluded share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, change in fair value of warrant liability, impairment loss on long-term investments, and loss on disposal of subsidiaries, was RMB156.0 million (US$24.5 million), as compared to an adjusted net income of RMB62.8 million in the fourth quarter of 2020.

●	EBITDA loss[2] was RMB1,673.8 million (US$262.7 million), compared with RMB94.8 million in the fourth quarter of 2020.

●	Adjusted EBITDA loss[3] was RMB80.9 million (US$12.7 million), compared with RMB9.4 million in the fourth quarter of 2020.

Fourth Quarter 2021 Operating Highlights

●	As of December 31, 2021, Ucommune had committed to 273 office spaces in 65 cities, including 106 office spaces in tier-1 cities, 63 office spaces in new tier-1 cities and 104 office spaces in cities tier-2 and below, and was providing approximately 865,150 square meters of managed area to 1,177,000 members. Among those, 220 office spaces, or 80.6% of total committed spaces, were in operation.

●	As of December 31, 2021, Ucommune’s total number of spaces contracted under the Company’s asset-light model increased by 32% to 165 spaces located across 55 cities from 125 spaces located across 46 cities as of December 31, 2020. The Company’s total managed area under contract[4] for the asset-light model increased by 77% to 622,815 square meters from 351,500 square meters as of December 31, 2020.

Dr. Daqing Mao, Founder and Chairman of Ucommune, commented, “As the real estate industry matures and the macro environment becomes increasingly supportive of the real estate investment cycle, operation and management of industrial parks has become a fundamental factor contributing to value growth in the real estate industry. While continuing to drive growth in our agile workspace management business, we also plan to exercise greater prudence in managing our costs going forward so that we can shorten our path to profitability.”

Ms. Xin Guan, Chief Executive Officer of Ucommune, commented, “During 2021, we established a new precedent in industrial park projects by adding value to our partners’ assets while boosting the economic development of an ever-greater number of parks. Leveraging our operational capabilities and our asset-light business model, we provided full services along the industry park value chain including planning, positioning, content creation, incubation, advertising, and operations. The effectiveness of our asset-light model is illustrated by our continued cooperation with a number of partners to develop asset-light projects and further expand our closed loop ecology. Furthermore, 2021 marked our initial entry into the international market. During the year, building on the foundation of our asset-light model, we expanded our offerings in the consumer services sector and provided additional marketing and advertising solutions to our clients. At the same time, we further developed our cutting-edge real estate digital management system, delivering ever more value to its users. Going forward, we will continue to explore our asset-light model, optimize and further develop our comprehensive service platform, enhance our operational efficiency, and cultivate our healthy business expansion.”

Mr. Siyuan Wang, Chief Financial Officer of Ucommune, added, “In the fourth quarter, our revenues exceeded the high-end of our previously announced guidance range, increasing by 8.7% to RMB303.0 million (US$47.5 million). In addition, we further diversified our financing sources as we recently entered into a securities purchase agreement to issue a debenture and warrants to an investor in a private placement. During the quarter, we increased our workspace membership services revenues and marketing and branding services revenues by 21.7% and 13.2% respectively. We continued to grow our asset-light business, as the total number of spaces contracted under our asset-light model increased by 32% and our asset-light total managed area under contract increased by 77% during 2021. We are well-positioned to grow in a healthy manner for the long run.”

[1]	For a reconciliation of net loss to adjusted net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

[2]	For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

[3]	For a reconciliation of net loss to adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

[4]	Spaces and managed area under contract include those in operation, under construction, and in preparation for construction.

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Fourth Quarter 2021 Financial Results

Total net revenues increased by 8.7% to RMB303.0 million (US$47.5 million) in the fourth quarter of 2021 from RMB278.7 million in the fourth quarter of 2020. Revenues from the asset-light model increased by 78.7% to RMB19.3 million (US$3.0 million) in the fourth quarter of 2021 from RMB10.8 million in the fourth quarter of 2020.

●	Workspace membership services revenues increased by 21.7% to RMB93.5 million (US$14.7 million) in the fourth quarter of 2021 from RMB76.8 million in the fourth quarter of 2020. This increase mainly resulted from the Company’s expansion of its U partner model, a category under the Company’s asset-light model, of which the revenue is recognized as workspace membership revenue.

●	Marketing and branding services revenues increased by 13.2% to RMB124.7 million (US$19.6 million) in the fourth quarter of 2021 from RMB110.1 million in the fourth quarter of 2020, mainly due to increased demand for advertising and marketing services from certain customers.

●	Other services revenues decreased by 7.6% to RMB84.8 million (US$13.3 million) in the fourth quarter of 2021 from RMB91.7 million in the fourth quarter of 2020, mainly due to decreased net revenues from the Company’s SaaS services, partially offset by the increased net revenues from the Company’s interior design and construction services and net revenues related to the acquisition of “Xiao Sushi.”

Total costs of revenues increased by 16.0% to RMB330.8 million (US$51.9 million) in the fourth quarter of 2021 from RMB285.2 million in the fourth quarter of 2020. Costs of revenues from the Company’s asset-light model increased by 208.8% to RMB17.6 million (US$2.8 million) in the fourth quarter of 2021 from RMB5.7 million in the fourth quarter of 2020, which was primarily in line with the increase in revenues from the Company’s asset-light model.

●	Costs of workspace membership increased by 21.5% to RMB134.3 million (US$21.1 million) in the fourth quarter of 2021 from RMB110.6 million in the fourth quarter of 2020, which was mainly due to more U Partner projects opened during the fourth quarter of 2021 and in line with the increase in workspace membership services revenue.

●	Costs of marketing and branding services increased by 11.5% to RMB121.3 million (US$19.0 million) in the fourth quarter of 2021 from RMB108.8 million in the fourth quarter of 2020, mainly due to increased advertising spending, which was in line with the increase in advertising revenue.

●	Costs of other services increased by 14.2% to RMB75.2 million (US$11.8 million) in the fourth quarter of 2021 from RMB65.9 million in the fourth quarter of 2020, mainly due to increased construction and design service cost and software and hardware purchase cost spending by the Company’s construction services and SaaS services, respectively.

Impairment loss on goodwill was RMB1.5 billion (US$236.1 million) in the fourth quarter of 2021, compared to nil in the four quarter of 2020, representing the amount by which the carrying value of all the three reporting units exceeds their fair value, based on an annual goodwill impairment assessment.

General and administrative expenses decreased by 70.5% to RMB68.8 million (US$10.8 million) in the fourth quarter of 2021 from RMB233.0 million in the fourth quarter of 2020, mainly due to a decrease in share-based compensation expense of RMB190.1 million (US$29.8 million) in the fourth quarter of 2021, partially offset by an increase in professional service fees.

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Sales and marketing expenses decreased by 34.7% to RMB15.8 million (US$2.5 million) in the fourth quarter of 2021 from RMB24.2 million in the fourth quarter of 2020, mainly due to the decrease in share-based compensation expense in the fourth quarter of 2021.

Impairment loss on long-lived assets and long-term prepaid expenses was RMB30.6 million (US$4.8 million) in the fourth quarter of 2021, compared with RMB3.0 million in the fourth quarter of 2020, primarily due to the increase in impairment costs for spaces where the carrying value is not expected to be fully recoverable.

Other expense, net was RMB51.3 million (US$8.1 million) in the fourth quarter of 2021, compared to other income, net of RMB126.5 million in the fourth quarter of 2020, primarily due to the penalty resulting from breach of service agreement and estimated contingent loss from legal proceedings in the fourth quarter of 2021.

Net loss was RMB1,697.6 million (US$266.4 million) in the fourth quarter of 2021, compared with RMB149.1 million in the fourth quarter of 2020.

Adjusted net loss5 was RMB156.0 million (US$24.5 million) in the fourth quarter of 2021, compared with adjusted net income of RMB62.8 million in the fourth quarter of 2020.

EBITDA loss6 was RMB1,673.8 million (US$262.7 million) in the fourth quarter of 2021, compared with RMB94.8 million in the fourth quarter of 2020.

Adjusted EBITDA loss7 increased by 763.9% to RMB80.9 million (US$12.7 million) in the fourth quarter of 2021 from RMB9.4 million in the fourth quarter.

Basic and diluted net loss per share were both RMB354.27 (US$55.59) in the fourth quarter of 2021, compared with RMB44.58 in the fourth quarter of 2020 (retroactively adjusted to reflect the 20-to-1 Share Consolidation (as defined below) effected on April 21, 2022).

Basic and diluted adjusted net loss per share8 were both RMB32.6 (US$5.12) in the fourth quarter of 2021, compared with basic and diluted adjusted net income per share RMB20.49 in the fourth quarter of 2020 (retroactively adjusted to reflect the Share Consolidation).

Cash, cash equivalents and restricted cash were RMB216.5 million (US$34.0 million) as of December 31, 2021, compared with RMB400.8 million as of December 31, 2020.

Business Outlook

For the first quarter of 2022, the Company expects net revenues to be in the range of RMB130 million to RMB150 million. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On January 26, 2022, the Company entered into and closed a private placement pursuant to a securities purchase agreement (the “Securities Purchase Agreement”), as amended on March 1, 2022, with an investor for the offering of a certain debenture and warrants. The Company intends to use the proceeds for working capital purposes.

On February 8, 2022, Dr. Mei Han resigned as an independent director of the Company with immediate effect due to personal reasons. In connection with her resignation, Dr. Han also stepped down as a member of the audit committee and compensation committee of the board of directors of the Company. Dr. Han’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

[5]	For a reconciliation of net loss to adjusted net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

[6]	For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

[7]	For a reconciliation of net loss to adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

[8]	For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

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On March 15, 2022, the Company announced that it would seek shareholder approval for a 20-for-1 reverse stock split at its upcoming extraordinary general meeting held on April 21, 2022 (the “Share Consolidation”). At the extraordinary general meeting, the reverse stock split was approved on April 21. As a result, the Share Consolidation became effective at 5 P.M. on April 21, 2022, U.S. Eastern time, and the Class A ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on the next business trading day under the same symbol “UK” but under a new CUSIP number of G9449A 209. Each 20 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options, senior convertible debentures and awards under share incentive plans of the Company were adjusted automatically without any action on the part of the holders of those warrants, unit purchase options, senior convertible debentures and awards under share incentive plans.

On May 6, 2022, the Company received written notification from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that it has regained compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the “Listing Rules”). Previously on January 24, 2022, Nasdaq notified the Company that its Class A ordinary shares had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules. On May 6, 2022, Nasdaq confirmed that for the last 10 consecutive business days, from April 22, 2022 to May 5, 2022, the closing bid price of the Company’s Class A ordinary shares was at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the exchange rate on December 31, 2021, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement the Company’s condensed and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Ucommune uses the following non-GAAP financial measures for Ucommune’s condensed and consolidated results: EBITDA, adjusted EBITDA and adjusted net loss. The Company believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other (expense)/income, net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, impairment loss on long-term investments, depreciation of property and equipment, amortization of intangible assets and change in fair value of warrant liability, which we do not believe are reflective of the Company’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on goodwill, impairment loss on long-term investments, change in fair value of warrant liability and loss on disposal of subsidiaries.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Robin Yang

ucommune@icrinc.com

+1 (212) 537-3847

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FINANCIAL STATEMENTS

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	348,064	165,792	26,016
Restricted cash	52,199	50,703	7,956
Term deposits	47,710	-	-
Short-term investments	5,900	26,423	4,146
Accounts receivable, net	125,359	132,264	20,755
Prepaid expenses and other current assets, net	163,401	147,676	23,173
Amounts due from related parties, current	24,504	54,715	8,586
Total current assets	767,137	577,573	90,632

Non-current assets:
Restricted cash	527	-	-
Long-term investments	9,051	22,231	3,489
Property and equipment, net	350,980	231,795	36,374
Right-of-use assets, net	879,348	678,769	106,514
Intangible assets, net	28,420	16,639	2,611
Goodwill	1,533,485	43,011	6,749
Rental deposit	61,170	35,920	5,637
Long-term prepaid expenses	113,271	72,135	11,320
Amounts due from related parties, non-current	297	498	78
Other assets, non-current	194,444	194,444	30,512
Total non-current assets	3,170,993	1,295,442	203,284
TOTAL ASSETS	3,938,130	1,873,015	293,916

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	49,457	47,774	7,497
Long-term borrowings, current portion	3,618	15,137	2,375
Note payable	12,105	-	-
Accounts payable	272,299	263,218	41,305
Accrued expenses and other current liabilities	263,997	294,382	46,196
Amounts due to related parties, current	92,737	34,660	5,440
Deferred workspace membership fee	53,667	52,131	8,180
Contract liabilities	14,833	23,913	3,752
Income taxes payable	1,366	4,436	696
Deferred subsidy income	9,562	8,108	1,272
Share-based liabilities, current	-	2,571	403
Lease liabilities, current	365,049	285,200	44,754
Total current liabilities	1,138,690	1,031,530	161,870

Non-current liabilities:
Long-term borrowings	15,242	646	101
Refundable deposits from members, non-current	16,477	21,766	3,416
Deferred tax liabilities	1,543	362	57
Lease liabilities, non-current	580,562	428,486	67,239
Warrant liabilities	-	11,211	1,759
Share-based liabilities, non-current	-	1,303	204
Total non-current liabilities	613,824	463,774	72,776
TOTAL LIABILITIES	1,752,514	1,495,304	234,646

SHAREHOLDERS’ EQUITY
Class A ordinary shares (20,000,000 and 20,000,000 authorized, 3,549,969 and 3,896,916 issued and outstanding as of December 31, 2020 and December 31, 2021, with par value of US$0.002 and US$0.002, respectively(i))	49	54	8
Class B ordinary shares (5,000,000 and 5,000,000 authorized, 472,622 and 472,622 issued and outstanding as of December 31, 2020 and December 31, 2021, with par value of US$0.002 and US$0.002, respectively(i))	6	6	1
Additional paid-in capital	4,230,656	4,566,956	716,655
Statutory reserves	5,065	6,051	950
Accumulated deficit	(2,240,205)	(4,237,604)	(664,973)
Accumulated other comprehensive income	4,742	1,091	171
Total Ucommune International Ltd. shareholders’ equity	2,000,313	336,554	52,812
Noncontrolling interests	185,303	41,157	6,458
TOTAL EQUITY	2,185,616	377,711	59,270
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,938,130	1,873,015	293,916

(i)	The ordinary shares are presented on a retroactive basis to reflect the Company’s Share Consolidation effected on April 21, 2022.

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Revenue:
Workspace membership revenue	76,822	93,523	14,676	422,984	376,642	59,103
Marketing and branding service revenue	110,104	124,663	19,562	317,461	463,475	72,729
Other service revenue	91,735	84,795	13,306	136,692	217,391	34,113
Total revenue	278,661	302,981	47,544	877,137	1,057,508	165,945

Cost of revenue:
Workspace membership	(110,576)	(134,343)	(21,081)	(557,102)	(508,121)	(79,735)
Marketing and branding service	(108,816)	(121,294)	(19,034)	(297,893)	(444,717)	(69,786)
Other services	(65,852)	(75,202)	(11,801)	(113,074)	(181,222)	(28,438)
Total cost of revenue	(285,244)	(330,839)	(51,916)	(968,069)	(1,134,060)	(177,959)
Operating expenses:
Impairment loss on long-lived assets and long-term prepaid expenses	(3,048)	(30,596)	(4,801)	(36,505)	(114,485)	(17,965)
Impairment loss on goodwill	-	(1,504,525)	(236,093)	-	(1,504,525)	(236,093)
Sales and marketing expenses	(24,208)	(15,807)	(2,480)	(47,061)	(61,670)	(9,677)
General and administrative expenses	(232,982)	(68,836)	(10,802)	(320,202)	(376,417)	(59,068)
Change in fair value of warrant liability	-	4,936	775	-	6,837	1,073
Loss from operations	(266,821)	(1,642,686)	(257,773)	(494,700)	(2,126,812)	(333,744)

Interest expense, net	(2,134)	(1,209)	(190)	(12,863)	(3,262)	(512)
Subsidy income	1,225	2,741	430	13,931	7,352	1,154
Impairment loss on long-term investments	(6,553)	(910)	(143)	(10,060)	(1,371)	(215)
Gain on disposal of long-term investments	-	-	-	8,561	-	-
Loss on disposal of subsidiaries	-	(1,199)	(188)	(39,703)	(14,978)	(2,350)
Other (expense)/income, net	126,459	(51,315)	(8,052)	30,393	(19,260)	(3,022)
Loss before income taxes and loss from equity method investments	(147,824)	(1,694,578)	(265,916)	(504,441)	(2,158,331)	(338,689)
Provision for income taxes	(534)	(3,031)	(476)	(2,864)	(4,479)	(703)
Loss from equity method investments	(783)	-	-	(639)	(27)	(4)
Net loss	(149,141)	(1,697,609)	(266,392)	(507,944)	(2,162,837)	(339,396)
Less: Net loss attributable to noncontrolling interests	(3,955)	(169,633)	(26,619)	(19,452)	(166,424)	(26,116)
Net loss attributable to Ucommune International Ltd.	(145,186)	(1,527,976)	(239,773)	(488,492)	(1,996,413)	(313,280)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
- Basic and diluted(i)	(44.58)	(354.27)	(55.59)	(149.98)	(462.88)	(72.64)
Weighted average shares used in calculating net loss per share
- Basic and diluted(i)	3,257,088	4,313,064	4,313,064	3,257,088	4,313,064	4,313,064

(i)	The ordinary shares are presented on a retroactive basis to reflect the Company’s Share Consolidation effected on April 21, 2022.

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UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(149,141)	(1,697,609)	(266,392)	(507,944)	(2,162,837)	(339,396)
Other comprehensive loss, net of tax
Foreign currency translation adjustments	4,729	(3,260)	(512)	5,768	(3,651)	(573)
Total Comprehensive loss	(144,412)	(1,700,869)	(266,904)	(502,176)	(2,166,488)	(339,969)
Less: Comprehensive loss attributable to noncontrolling interest	(3,856)	(169,633)	(26,619)	(19,352)	(166,424)	(26,116)
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(140,556)	(1,531,236)	(240,285)	(482,824)	(2,000,064)	(313,853)

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UCOMMUNE INTERNATIONAL LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(149,141)	(1,697,609)	(266,392)	(507,944)	(2,162,837)	(339,396)
Interest expense, net	2,134	1,209	190	12,863	3,262	512
Provision for income taxes	534	3,031	476	2,864	4,479	703
Depreciation of property and equipment and amortization of intangible assets	51,639	19,573	3,071	87,555	81,851	12,844
EBITDA (non-GAAP)	(94,834)	(1,673,796)	(262,655)	(404,662)	(2,073,245)	(325,337)
Share-based compensation expense	202,333	9,333	1,465	202,333	249,317	39,123
Impairment loss on long-lived assets and long-term prepaid expenses	3,048	30,596	4,801	36,505	114,485	17,965
Impairment loss on goodwill	-	1,504,525	236,093	-	1,504,525	236,093
Change in fair value of warrant liability	-	(4,936)	(775)	-	(6,837)	(1,073)
Impairment loss on long-term investments	6,553	910	143	10,060	1,371	215
Loss on disposal of subsidiaries	-	1,199	188	39,703	14,978	2,350
Other expense/(income), net	(126,459)	51,315	8,052	(30,393)	19,260	3,022

Adjusted EBITDA (non-GAAP)	(9,359)	(80,854)	(12,688)	(146,454)	(176,146)	(27,642)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(149,141)	(1,697,609)	(266,392)	(507,944)	(2,162,837)	(339,396)
Share-based compensation expense	202,333	9,333	1,465	202,333	249,317	39,123
Impairment loss on long-lived assets and long-term prepaid expenses	3,048	30,596	4,801	36,505	114,485	17,965
Impairment loss on goodwill	-	1,504,525	236,093	-	1,504,525	236,093
Change in fair value of warrant liability	-	(4,936)	(775)	-	(6,837)	(1,073)
Impairment loss on long-term investments	6,553	910	143	10,060	1,371	215
Loss on disposal of subsidiaries	-	1,199	188	39,703	14,978	2,350

Adjusted net loss (non-GAAP)	62,793	(155,982)	(24,477)	(219,343)	(284,998)	(44,723)

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